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August 13, 2020

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	CSR Acquisition Corp.

Registration Statement on Form S-1

Filed July 31, 2020

File No. 333-240277

Ladies and Gentlemen:

This letter sets forth responses of CSR Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated August 12, 2020, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

The Company has revised Registration Statement in response to the Staff’s comments in the above-referenced letter and also in response to oral comments from the Staff on August 12, 2020. The Company is concurrently filing an amendment to the Registration Statement with this letter.

U.S. Securities and Exchange Commission

August 13, 2020

Form S-1 filed July 31, 2020

Risk Factors

Our directors and officers will allocate their time to other businesses, page 45

1.	Staff’s Comment. Throughout the prospectus (including under “Proposed Business” starting at page 75), you emphasize the apparent deep and varied business experience of Mr. Robbins, your Founder and Chief Executive Officer. You state that you intend to “capitalize on [his] 40 years of investment experience.” At page 76, you indicate that he intends “to devote substantially all of his business time to our company as its CEO.” You also state at pages 3 and 77 that “by the end of this quarter ... our company will be the primary focus of Mr. Robbins. We see this as an important advantage of our company, as many other similarly structured companies that have not yet completed an initial business combination are led by an executive also pursuing other business activities.”

However, in this risk factor, you state that your officers and directors “are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees prior to the completion of our initial business combination.” Please reconcile these statements with the disclosures regarding Mr. Robbins. To the extent that Mr. Robbins does not intend to devote “substantially all” of his business time and efforts to your business and affairs, please revise disclosure throughout your prospectus to clarify his intentions in that regard and to eliminate implications to the contrary.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly on pages 3, 45 and 77.

Exhibits

2.	Staff’s Comment: We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, “which jurisdiction shall be exclusive.” We also note that the company waives any objection to such “exclusive” jurisdiction. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

Response: Section 9.3 of the warrant agreement has been revised to clarify that this provision does not apply to claims under the Exchange Act or any other claims for which federal district courts are the sole and exclusive jurisdiction, and the revised warrant agreement has been refiled. This provision has been disclosed in the Registration Statement on pages 53 and 126 of the prospectus.

U.S. Securities and Exchange Commission

August 13, 2020

Oral Comments from the Staff

Set forth below are oral comments provided by the Staff on August 12, 2020, followed by the Company’s responses thereto.

1.	Staff’s Comment: Please revise the signature page of the Registration Statement to include the signature of the Chief Financial Officer.

Response: The Company acknowledges the Staff’s comment and has revised the signature page to the Registration Statement accordingly.

2.	Staff’s Comment: Please revise the signature page of the Registration Statement to indicate each capacity in which the officers are signing the Registration Statement.

Response: The Company acknowledges the Staff’s comment and has revised the signature page to the Registration Statement accordingly

3.	Staff’s Comment: Please clarify the following sentence on page 124 “If we choose to redeem the warrants when the Class A ordinary shares are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer Class A ordinary shares than they would have received if they had chosen to wait to exercise their warrants for Class A ordinary shares if and when such Class A ordinary shares were trading at a price higher than the exercise price of $11.50.”

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly on page 124.

Additional Revisions to the Registration Statement

The Company also has made additional changes to the Registration Statement to update certain information. To assist in the Staff’s review, those changes are summarized below.

Page 8, second paragraph: Added Company website (www.csrspac.com).

Page 63, fourth paragraph: Removed the following language: “Prior to the closing of this offering,” and added the following sentence: “We have borrowed the full amount under such promissory note.”

Page 70, first paragraph under “Liquidity and Capital Resources”: Added the following sentence: “We have borrowed the full amount under such promissory note.”

Page 72, fourth paragraph under “Related Party Transactions”: Added the following sentence: “We have borrowed the full amount under such promissory note.”

Page 102, Biography of Kathryn A. Hall: Added the following: “and serves on the Board of Overseers of the UCSF Foundation”; revised “the San Jose Earthquakes” to “Earthquake Holdings LLC”; revised “Ariat International” to “Lipizzaner, Inc.”; and revised the dates that Ms. Hall served as a trustee of Princeton University to “2002 to 2006 and 2007 to 2019.”

U.S. Securities and Exchange Commission

August 13, 2020

Page 103, Biography of C. Robert Kidder: Added dates that Mr. Kidder served as Chairman of Duracell International Inc. (1988 to 1994).

Page 103, Biography of Anne Sheehan: Revised dates for Ms. Sheehan’s positions on the SEC’s Investor Advisory Committee to refer to “a member of the SEC’s Investor Advisory Committee from 2012 to 2020 and served as Chair of the Committee from 2015 to 2018.”

Page 104, Director Independence: Added names of independent directors (Kathryn A. Hall, C. Robert Kidder, Alexander T. Robertson and Anne Sheehan).

Page 105, Audit Committee: Added names of audit committee members (Kathryn A. Hall, C. Robert Kidder, Alexander T. Robertson and Anne Sheehan); added that Mr. Kidder will serve as chairman of the audit committee; and added that Ms. Hall and Mr. Kidder each qualifies as an “audit committee financial expert.”

Page 105, Compensation Committee: Added names of compensation committee members (Kathryn A. Hall, C. Robert Kidder, Alexander T. Robertson and Anne Sheehan); and added that Ms. Hall will serve as chairman of the compensation committee.

Page 106, Nominating and Corporate Governance Committee: Added names of the nominating and corporate governance committee members (Kathryn A. Hall, C. Robert Kidder, Alexander T. Robertson and Anne Sheehan); and added that Ms. Sheehan will serve as chair of the nominating and corporate governance committee.

Page 110, Principal Shareholders: Revised beneficial ownership table to reflect beneficial ownership of the sponsor and updated the related footnote (3).

Page 113, sixth paragraph under Certain Relationships and Related Party Transactions: Added the following sentence: “We have borrowed the full amount under such promissory note.”

Page 147, Underwriting: Updated footnote (1) to add the description of a provision from the Underwriting Agreement.

Page F-13, second paragraph under Underwriting Agreement: Added the description of a provision from the Underwriting Agreement.

Page II-2, Exhibit Index: Updated exhibit index to reflect filing of final exhibits. In addition to the revised warrant agreement referenced in the responses above, new exhibits filed with the amendment are the Form of Underwriting Agreement (1.1), the Opinion of Maples and Calder (5.1) and the Consent of Maples and Calder (23.2).

U.S. Securities and Exchange Commission

August 13, 2020

Please contact me at (650) 470-4540 should you require further information.

Very truly yours,

/s/ Gregg Noel

Via E-mail:

cc:	CSR Acquisition Corp.

Clifton S. Robbins

Charles S. Kwon

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

P. Michelle Gasaway